Notice to ASX 6 May 2021 Rio Tinto Limited – Address by the Chief Executive Jakob Stausholm, Chief Executive Rio Tinto Limited 2021 Annual General Meeting, Perth ** Check against delivery** Thank you, Simon. I would like to acknowledge the Traditional Owners of the land where we gather today, the Whadjuk people of the Noongar nation. I would also like to acknowledge and pay my respects to all Traditional Owners and Indigenous peoples that host Rio Tinto operations around the world. 2020 was, for Rio Tinto, a year of extremes. It had its dark days, most notably our destruction of the ancient rock shelters at Juukan Gorge – a terrible chapter in our history. Perhaps this cannot be said enough, so let me say it again. The rock shelters at Juukan Gorge should not have been touched. We are so sorry. The destruction severely damaged many of our relationships, including that with the Puutu Kunti Kurrama and Pinikura people, for whom it was devastating and a significant breach of trust. I visited Juukan Gorge earlier this year and expressed my deep regret for the damage we caused. I witnessed and felt first-hand the pain we have inflicted, and I will never forget that. The work we have to do at Juukan Gorge is beyond the remediation of the site. I know that we must work in partnership with Traditional Owners in Australia, Native Americans in the United States, and Indigenous people in Canada and elsewhere, to secure our shared future. We must focus on real engagement with our communities, understanding their felt experience and never forgetting that, in so many places, we are guests on their land. We must respect our hosts, and our partners, and work with them to understand their priorities and concerns and minimise our impacts. Over the last few months, I have had the privilege of meeting many people, both internal and external, who care deeply about Rio Tinto. The open and honest conversations and feedback they have provided gives me confidence that together we can rebuild Rio Tinto, to become a company we can all be proud of every day. Last year, we also had to learn to live with COVID-19 and I’m very proud of how we adapted to the pandemic. I want to thank and congratulate all of our employees and contractors on the resilience they demonstrated – and continue to demonstrate. It was a very challenging year for us all. I am also proud that we delivered another year with zero fatalities – because nothing is more important than safety. Our financial performance in 2020 was incredibly strong. We delivered underlying EBITDA of US$23.9 billion and Return On Capital Employed of 27%. We generated free cash flow of US$9.4 billion, after paying US$8.4 billion in taxes and royalties, and investing US$6.2 billion in growth and sustaining capital expenditure. With net debt of less than US$1 billion, our balance sheet was further strengthened. As you heard Simon say, we also advanced our actions on climate change by setting new Scope 3 goals. Rio Tinto has many strengths. But we must also ensure consistency and improve in certain areas. EXHIBIT 99.2

Notice to ASX/LSE Page 2 of 3 First, simply put, Rio Tinto must be the ‘best operator’. Our 2020 operational performance was good, despite the disruption of COVID-19 but there are opportunities to improve the consistency of our performance. Secondly, I firmly believe that the foundation for our business is impeccable ESG credentials. Thirdly, we must excel in development – from identifying opportunities to maturing and developing them. We must do this to build our portfolio for the next decade and beyond. I know we can do it by leveraging our expertise and maintaining an absolute commitment to capital discipline. We will only consider opportunities that create value. Finally, we must also step up our external engagement, and become a more outward looking company which is more in-tune with society. This is our social license to operate. It is judged by others, and it is essential for our long-term success. All of us are determined to learn and heal from the events of 2020, to strengthen our culture and to see Rio Tinto emerge even stronger. We have a long road ahead and I am not underestimating the time and effort this will take. We now have a new Executive Committee in place. Our new Chief People Officer joined us just last month. Almost all of the team are new in their positions and the transition is progressing well. Today’s Annual General Meeting is an important part of this journey. It provides not only the opportunity to speak, but more importantly, a chance for all of us to carefully listen to each other. Your company, my company, our company, Rio Tinto, is an amazing company. It is full of great people, has an extraordinary history and in my view an exciting future ahead. I look forward to continuing to engage with our employees, our partners, our stakeholders and all of you, our shareholders, on this journey. Thank you.

Notice to ASX/LSE Page 3 of 3 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 David Outhwaite M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Natalie Worley M +61 409 210 462 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com